Exhibit 99.6

NICE Named a Leader in Journey Orchestration by Top Analyst Firm

NICE CXone recognized as a Leader, rated across 27 criteria, and noted for strengths in workflow automation through integrated agent workflows and supervisor alerts

Hoboken, N.J., July 13, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Leader by Forrester Research in "The Forrester Wave™: Journey Orchestration Platforms, Q2 2022” report. NICE CXone received among the highest scores in the journey testing and optimization criterion and received the highest possible scores within the strategy category in both the user research and partner ecosystem criteria.

The Forrester report noted "NICE’s Customer Experience Interactions platform, CXone, combines structured data (IVR, CRM, customer profile data, and voice of the customer [VoC]) and unstructured data (agent notes, text, and voice) at the journey, topic, and business process levels to guide end-to-end journey improvement. It continues to invest in data connection and journey behavior analysis, and this translates into a roadmap that includes deeper integrations with CRM and collaboration tools and improvements to the chatbot and agent experience. Over the past two years, NICE has acquired and integrated a number of digital engagement capabilities.”

Paul Jarman, CEO, NICE CXone, said, "To meet the rapidly evolving needs of digital consumers, organizations must have full transparency across the complete journey. We believe this report reflects the changing view of our customers by highlighting the importance of AI in today’s experience center, further cementing our strategy around and commitment to CXi, which provides a direct connection between our AI-powered Customer Engagement Analytics solutions and improved customer journeys, experiences and loyalty.

NICE Customer Engagement Analytics enables organizations to capture and analyze all customer interactions, transactions and lifecycle events to get a complete view of the customer journey, connecting and transforming disparate customer interactions into a single, consolidated journey. With a holistic view of the end-to-end customer journey, marketers and CX leaders can uncover cross-channel inefficiencies and optimize business processes from the customer’s perspective. Powered by state-of-the-art AI, it identifies individual customers and sequences their interactions across time and touchpoints to understand the context of every contact, uncover patterns, predict needs and personalize interactions in real-time.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.